Exhibit 99.2

Satyam Computer Services Limited
Regd. Office: Mayfair Centre, I Floor, 1-8-303/36, S.P. Road, Secunderabad — 500 003
Audited financial results for the quarter and half-year ended September 30, 2004

Rs. in lakhs

		Quarter	Quarter	Half-year	Half-year	Year
		ended	ended	ended	ended	ended
Sl. No	Particulars	30-09-2004	30-09-2003	30-09-2004	30-09-2003	31-03-2004
1	Income from software exports	82,454.62	58,188.22	157,336.77	112,781.05	247,201.18
2	Income from domestic sales	2,355.58	1,660.88	4,623.26	3,033.32	6,953.34
3	Other income	2,392.86	3,758.59	5,469.42	4,828.27	8,173.07
4	Total income	87,203.06	63,607.69	167,429.45	120,642.64	262,327.59
5	Personnel expenses	48,680.24	30,403.88	92,114.68	58,141.01	133,791.72
6	Operating and administration expenses	14,049.99	12,787.97	27,882.71	24,776.26	51,104.94
7	Total expenditure	62,730.23	43,191.85	119,997.39	82,917.27	184,896.66
8	Profit before interest, depreciation and tax (PBIDT)	24,472.83	20,415.84	47,432.06	37,725.37	77,430.93
9	Financial expenses	16.41	18.93	35.93	39.05	74.88
10	Depreciation	2,583.82	2,847.20	5,179.56	5,793.64	11,161.58
11	Profit before taxation	21,872.60	17,549.71	42,216.57	31,892.68	66,194.47
12	Provision for taxation	2,994.34	2,790.92	5,990.00	4,984.55	10,615.29
13	Net profit	18,878.26	14,758.79	36,226.57	26,908.13	55,579.18
14	Paid-up equity share capital
	(Par value of Rs. 2 per share)	6,351.87	6,290.93	6,351.87	6,290.93	6,325.03
15	Reserves excluding revaluation reserves	283,637.94	229,331.32	283,637.94	229,331.32	251,751.58
16	EPS — basic* (Rs.)
	(On par value of Rs. 2 per share)	5.95	4.69	11.43	8.55	17.64
17	EPS — diluted* (Rs.)
	(On par value of Rs. 2 per share)	5.87	4.69	11.28	8.55	17.36
18	Dividend per share (Rs.)
	(On par value of Rs.2 per share)	2.00	1.20	2.00	1.20	4.00
19	Aggregate of non-promoter shareholding
	— Number of Shares	266,047,868	254,026,306	266,047,868	254,026,306	261,382,038
	— Percentage of shareholding	83.77	80.76	83.77	80.76	82.65

* EPS for the quarter and half year ended September 30, 2003 includes Rs. 0.44 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

Segment wise revenue, results and capital employed for the quarter and half-year ended September 30, 2004

Rs. in lakhs

		Quarter	Quarter	Half-year	Half-year	Year
		Ended	ended	ended	ended	ended
Sl. No	Particulars	30-09-2004	30-09-2003	30-09-2004	30-09-2003	31-03-2004
1	Segment revenue
	Information technology services	84,810.20	59,849.10	161,960.03	115,814.37	254,154.52
	Less: Inter segment revenue	—	—	—	—	—
	Net Sales income from operations	84,810.20	59,849.10	161,960.03	115,814.37	254,154.52
2	Segment results profit before tax and interest
	Information technology services	19,496.15	13,810.05	36,783.08	27,103.46	58,096.28
	Less: Interest and financial charges	16.41	18.93	35.93	39.05	74.88
	Add: Other income	2,392.86	3,758.59	5,469.42	4,828.27	8,173.07
	Total profit before tax	21,872.60	17,549.71	42,216.57	31,892.68	66,194.47
3	Capital employed
	Information technology services	131,943.95	83,500.10	131,943.95	83,500.10	98,499.56

Notes:

1.	The results for the quarter and half-year ended September 30, 2004 have been taken on record by the Board of Directors at its meeting held today.

2.	The Board of Directors has declared an interim dividend of Rs. 2 /- per share (100 % on par value of Rs. 2 per share). The record date for payment of interim dividend will be November 4, 2004.

3.	The Company allotted 783,671 equity shares of Rs. 2/- each during the quarter ended September 30, 2004 pursuant to the exercise of stock options by the associates. In view of the allotment of shares upon exercise of stock options by associates subsequent to September 30, 2004, Board of directors has approved the payment of interim dividend on the outstanding shares as on the record date.

4.	The total manpower strength as on September 30, 2004 stood at 16,872 associates as against 15,631 associates as on June 30, 2004 signifying an increase of 1,241 associates. The number of technical associates increased by 1,218 to close the quarter at 15,852 (14,634 associates as on June 30, 2004).

5.	Details of investor complaints for the quarter ended September 30, 2004:

	Pending as on	Received during	Disposed off during	Unresolved at the
Nature	July 1, 2004	the quarter	the quarter	end of the quarter
Transfer/Demat/Split/ Bonus shares/Others	0	4	4	0
Dividends	0	57	57	0
Total	0	61	61	0

6.	Pursuant to the approval of the shareholders of the Company in the Annual General Meeting held on July 23, 2004, the equity shares of the Company were delisted voluntarily from the Hyderabad Stock Exchange Ltd. effective September 20, 2004.

7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Consolidated financial results as per Indian GAAP for the quarter and half-year ended September 30, 2004

		Rs. in lakhs
		Quarter	Quarter	Half-year	Half-year	Year
		ended	ended	ended	ended	ended
Sl.No	Particulars	30-09-2004	30-09-2003	30-09-2004	30-09-2003	31-03-2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Income from software exports	83,236.27	58,705.23	157,814.16	114,006.53	248,835.63
2	Income from domestic sales	2,972.62	1,662.86	6,380.33	2,932.93	7,213.56
3	Other income	2,397.85	3,143.27	5,485.21	4,221.12	7,507.32
4	Total income	88,606.74	63,511.36	169,679.70	121,160.58	263,556.51
5	Personnel expenses	49,547.00	30,817.53	93,521.29	58,807.32	134,550.61
6	Cost of software and hardware sold	21.97	16.09	44.98	36.60	81.65
7	Operating and administration expenses	15,359.01	13,356.89	29,939.14	25,879.96	53,690.22
8	Total expenditure	64,927.98	44,190.51	123,505.41	84,723.88	188,322.48
9	Profit before interest, depreciation, tax & miscellaneous write offs	23,678.76	19,320.85	46,174.29	36,436.70	75,234.03
10	Financial expenses	19.16	27.97	42.24	53.87	102.16
11	Depreciation	2,801.38	2,899.92	5,506.77	5,875.45	11,502.02
12	Miscellaneous expenditure written off	4.81	14.10	227.35	25.31	373.32
13	Profit before taxation	20,853.41	16,378.86	40,397.93	30,482.07	63,256.53
14	Provision for taxation	3,035.19	2,805.58	6,041.45	5,003.77	10,625.94
15	Profit after taxation and before share of loss in associate company	17,818.22	13,573.28	34,356.48	25,478.30	52,630.59
16	Share of loss in associate company	(131.98)	(218.39)	(295.63)	(919.40)	(1,292.02)
17	Profit after taxation and share of loss in associate company	17,686.24	13,354.89	34,060.85	24,558.90	51,338.57
18	Paid- up equity share capital (par value of Rs.2 per share).	6,351.87	6,290.93	6,351.87	6,290.93	6,325.03
19	Reserves excluding revaluation reserves	284,252.76	233,930.63	284,252.76	233,930.63	254,458.23
20	Preference shares of Rs. 10 each issued by Subsidiary Company	9,101.00	—	9,101.00	—	4,567.00
21	EPS — basic* (Rs.) (On par value of Rs. 2 per share)	5.58	4.25	10.75	7.81	16.29
22	EPS — diluted* (Rs.) (On par value of Rs. 2 per share)	5.50	4.24	10.60	7.80	16.04

*	EPS for the quarter and half year ended September 30, 2003 includes Rs. 0.25 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

Notes to consolidated financial statements:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on September 30, 2004, Satyam Europe Ltd., Satyam Asia Pte Ltd., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd. and Satyam Manufacturing Technologies, Inc. The results also include the results of our associated company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Directors	For and on behalf of the Board of Directors

Place: Santa Clara, USA Date: October 19, 2004 (PST) October 20, 2004 (IST)	Sd/- B. Rama Raju Managing Director

Consolidated financial results as per US GAAP for the three months and six months ended September 30, 2004

					In thousand US$
		Three months ended	Three months ended	Six months ended	Six months ended	Year ended
Sl. No.	Particulars	30-09-2004	30-09-2003	30-09-2004	30-09-2003	31-03-2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	$188,922	$131,775	$363,916	$253,322	$566,372
2	Gross profit	71,702	50,616	140,375	97,866	222,776
3	Income before income taxes and equity in share of losses of associated companies	43,653	36,394	86,831	66,134	137,035
4	Net income	$37,273	$29,558	$73,707	$53,163	$111,860
5	Earnings per share
	— Basic (US$)	0.12	0.09	0.23	0.17	0.36
	— Diluted (US$)	0.11	0.09	0.23	0.17	0.35

Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on September 30, 2004, Satyam Europe Ltd., Satyam Asia Pte. Ltd., Nipuna Services Ltd., Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Company Ltd. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and half year ended September 30, 2004 is as follows:

		In thousand US$
		Quarter	Quarter	Half-year	Half-year	Year
		ended	ended	ended	ended	ended
Sl. No.	Particulars	30-09-2004	30-09-2003	30-09-2004	30-09-2003	31-03-2004
1	Net profit as per Indian GAAP	$40,913	$32,077	$79,587	$57,890	$121,079
2	Profit/(Loss) of subsidiaries and associated companies	(2,750)	(1,953)	(4,321)	(4,291)	(7,326)
3	Deferred stock compensation charge	(430)	(350)	(665)	(622)	(1,598)
4	Sale of Shares in Sify	—	(1,216)	—	(1,216)	(1,216)
5	Others, net	(460)	1,000	(894)	1,402	921
6	Total adjustments (2 to 5)	(3,640)	(2,519)	(5,880)	(4,727)	(9,219)
7	Net income as per US GAAP	$37,273	$29,558	$73,707	$53,163	$111,860

Safe Harbor:

This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended June 30, 2004 furnished to the United States Securities Exchange Commission on August 16, 2004 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.